UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42712

HAPPY CITY HOLDINGS LIMITED

(Translation of registrant’s name into English)

30 Cecil Street
#19-08 Prudential Tower
Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 21, 2025, Happy City Holdings Limited (the “Company”) issued a press release announcing its unaudited financial results for the six months ended February 28, 2025. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K. Attached as Exhibit 99.2 to this report is the Unaudited Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2023 and 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2025	Happy City Holdings Limited

	By:	/s/ Suk Yee, Kwan
	Name:	Suk Yee, Kwan
	Title:	Chief Executive Officer and Director

EXHIBITS INDEX

Exhibit No.	Description
99.1	Press Release – Happy City Holdings Limited Announces Financial Results for the First Half of Fiscal Year 2025
99.2	Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended February 28, 2025 and February 29, 2024

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